Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
October 3, 2012	NYSE:SLW

SILVER WHEATON TO RELEASE THIRD QUARTER 2012 RESULTS ON NOVEMBER 5TH

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2012 third quarter results on Monday, November 5, 2012, before market open.

A conference call will be held Monday, November 5, 2012, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	35654938
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	35654938
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com